                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                        LUND INTERNATIONAL HOLDINGS, INC.

                                (Name of issuer)


                     Common Stock, par value $.10 per share.

                         (Title of class of securities)


                                   550 368 104

                                 (CUSIP number)


                                  Ira Kleinman
                                LIH Holdings, LLC
                              LIH Holdings II, LLC
                           c/o Harvest Partners, Inc.
                                767 Third Avenue
                            New York, New York 10017
                                 (212) 838-7776

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 With Copies To:
                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000


                                December 30, 1997

             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  550368104                   13D             Page  2  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH HOLDINGS, LLC                  EIN:  13-3961151

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  3  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH INVESTORS, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  4  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH MANAGEMENT, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  5  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH, INC.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  6  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH HOLDINGS II, LLC               EIN:  13-3979586

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  7  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH INVESTORS II, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  8  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       LIH MANAGEMENT II, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  9  of     Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       HARVEST PARTNERS III, L.P.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  10  of    Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS (MIT HAFTUNGSBESCHRANKUNG)


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       GERMANY

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D             Page  11  of    Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       HARVEST ASSOCIATES III, LLC

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                         (b) / /

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE

                  7      SOLE VOTING POWER

  NUMBER OF                       0
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                          2,561,293
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                                  0

                 10      SHARED DISPOSITIVE POWER

                                  2,561,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,561,293

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      48.6%

     14       TYPE OF REPORTING PERSON*

                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment (the "Second Amendment") to the Statement on
Schedule 13D originally filed on September 18, 1997 (the "Original Statement"), as amended by the First Amendment to the Statement on Schedule 13D filed on November 26, 1997 (as so amended, the "Statement"), amends and restates Items 2 and 5 and amends Items 3, 4, 6 and 7 of the Statement. Capitalized terms used but not defined in this Second Amendment shall have the respective meanings ascribed to them in the Statement.

Item 2.           Identity and Background

                  Item 2 as set forth in the Original Statement is amended and restated to read in its entirety as follows:

                  (a) This Second Amendment is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission"): (i) LIH Holdings, LLC, a Delaware limited liability company ("LIH Holdings"), (ii) LIH Investors, L.P., a Delaware limited partnership ("LIH Investors"), (iii) LIH Management, L.P., a Delaware limited partnership ("LIH Management"), (iv) LIH, Inc., a Delaware corporation ("LIH, Inc."), (v) LIH Holdings II, LLC, a Delaware limited liability company ("LIH Holdings II"), (vi) LIH Investors II, L.P., a Delaware limited partnership ("LIH Investors II"), (vii) LIH Management II, L.P., a Delaware limited partnership ("LIH Management II"),(viii) Harvest Partners III, L.P., a Delaware limited partnership ("HP III"), (ix) Harvest Partners III Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung), a German civil law partnership (the "German Fund") and (x) Harvest Associates III, LLC, a Delaware limited liability company ("Harvest Associates III", and collectively with LIH Holdings, LIH Investors, LIH Management, LIH, Inc., LIH Holdings II, LIH Investors II, LIH Management II, HP III and the German Fund, the "Reporting Persons").

                  LIH Holdings was organized solely for the purpose of acquiring shares of Common Stock of the Company pursuant to the Stock Purchase Agreement and has not engaged in any business other than in connection with the acquisition of such shares of Common Stock. LIH Investors is an investment partnership that owns a majority of the membership interests of LIH Holdings. LIH Management serves as the general partner of LIH Investors and LIH, Inc. serves as the general partner of LIH Management (and of LIH Management II).

                  LIH Holdings II recently was organized for the purpose of acquiring the Shares pursuant to the Investment Agreement (as defined below) and has not engaged in any business other than in connection with the acquisition of the Shares. LIH Investors II is an investment partnership that owns a minority of the membership interests of LIH Holdings II. LIH Management II serves as the general partner of LIH Investors II. LIH, Inc. serves as the general partner of LIH Management II (and of LIH Management). HP III and the German

Fund are investment partnerships that, taken together, own a majority of the membership interests in LIH Holdings II. Pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis--that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Harvest Associates III serves as the General Partner of HP III and the Verwaltende Gesellschafter (Administrative Partner) of the German Fund.

                  (b) The address of the principal offices of each of the Reporting Persons is c/o Harvest Partners, Inc. ("Harvest"), 767 Third Avenue, 7th Floor, New York, New York 10017.

                  (c) Attached as Schedule A is the name and principal occupation (where applicable) of each manager, general partner, executive officer and/or director of each of the Reporting Persons. The business address of each such person is c/o Harvest Partners, Inc., 767 Third Avenue, 7th Floor, New York, New York 10017. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

                  (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding.

                  (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Considerations

                  Item 3 set forth in the Original Statement is amended by adding the following language at the end thereof.

                  On December 30, 1997, pursuant to the terms of the Investment Agreement dated as of November 25, 1997 (the "Investment Agreement"), LIH Holdings II purchased from the Company 874,400 shares of Common Stock and 1,493,398 shares of Series A Preferred Stock (collectively the "Shares") for an aggregate purchase price of $30,000,000 in cash. LIH Holdings II obtained the funds to pay the purchase price of the Shares from its working capital.

         The Series A Preferred Stock entitles the holder thereof to cumulative quarterly cash dividends, when, as and if declared by the Company's Board of Directors, at a rate of 15.0 percent of stated value per annum, beginning on April 30, 1998.

The Series A Preferred Stock has a stated value of $12.67 per share, may be redeemed by the Company at any time on or after December 29, 2004 and must be redeemed by the Company at the request of a majority of the holders of shares of Series A Preferred Stock at any time on and after the earliest of (i) December 29, 2004, (ii) the first date on which any person or group (as such term is defined in Section 13(d)(3) under the Securities Exchange Act of 1934, as amended) other than LIH Holdings, LIH Holdings II or any of their respective affiliates or associates owns, beneficially and of record, securities representing at least 50% of the Common Stock, excluding any securities acquired by such person, entity or group from LIH Holdings, LIH Holdings II or any of their respective affiliates or associates (a "Change of Control") and (iii) a merger, consolidation, recapitalization, reorganization or similar transaction in which holders of Common Stock are given the opportunity to receive consideration for their shares. Upon the approval of a majority of the holders of the then-outstanding Common Stock present at a meeting called to approve both
(i) the terms of a newly created series of non-voting Class B Common Stock (the "Class B-1 Common Stock") and (ii) the conversion of the Series A Preferred Stock into shares of Class B-1 Common Stock, each share of Series A Preferred Stock shall automatically convert into one share of Class B-1 Common Stock. Pursuant to the terms of the Investment Agreement, the Company has undertaken to seek such stockholder approval promptly after the closing of the purchase and sale of the Shares. In the event that any shares of Class B-1 Common Stock are issued, each share of Class B-1 Common Stock shall automatically convert into one share of Common Stock on the earliest to occur of (i) September 9, 2000 and
(ii) a Change of Control. In addition, each holder of Class B-1 Common Stock is entitled to convert all or any of such holder's shares into an equivalent number of shares of Common Stock (i) with the affirmative vote of a majority of the Independent Directors, (ii) upon any transfer of such holder's shares of Class B-1 Common Stock, other than any such transfer (a) by LIH Holdings, LIH Holdings II or any of their respective affiliates or associates to any person or entity if, immediately after giving effect to such transfer and conversion, the transferee and its affiliates and associates would hold more than 49% of the Common Stock or (b) to LIH Holdings, LIH Holdings II or any of their respective affiliates or associates, or (iii) at any time on or after the first date as of which LIH Holdings, LIH Holdings II and their respective affiliates and associates own (beneficially and of record), in the aggregate, more than 50% of the outstanding shares of Common Stock in a transaction that is permitted by, or is effected in accordance with the terms of, the Amended and Restated Governance Agreement. The terms of the Series A Preferred Stock and the Class B-1 Common Stock are described in greater detail in the Company's Form 8-K filed with the Commission on November 26, 1997.

         Pursuant to the Investment Agreement, the Company makes certain representations, warranties and covenants and agrees to indemnify LIH Holdings II and its affiliates and associates.

         The foregoing descriptions of the Investment Agreement, the Series A Preferred Stock and the Class B-1 Common Stock are qualified in their entirety by reference to the Investment Agreement, the Series A Preferred Stock Certificate of Designation and the Class B-1 Common Stock Certificate of Designation, respectively, copies of which have been filed as exhibits hereto.

Item 4.           Purposes of Transactions

                  Item 4 as set forth in the Statement is amended by inserting the following language at the end thereof.

                  LIH Holdings II has acquired the Shares in order to provide a portion of the funds required for the consummation of the Company's tender offer to purchase for cash all of the issued and outstanding shares of common stock of Deflecta-Shield Corporation, a Delaware corporation.

         Subject to the terms and provisions of the Amended and Restated Governance Agreement, each of the Reporting Persons reserves the right to acquire, as it deems appropriate, additional shares of Common Stock, through open market and privately negotiated transactions, by tender offer or otherwise, and to seek control of the Company. Each of LIH Holdings and LIH Holdings II also reserves the right to dispose of some or all of its shares of Common Stock, or, in the case of LIH Holdings II, Series A Preferred Stock or Class B-1 Common Stock, in the open market or in privately negotiated transactions with third parties or otherwise.

         Each of LIH Holdings and LIH Holdings II anticipates that, from time to time, it, directly through directors that it designates for election to the Board of Directors or through affiliates or associates, including Harvest, may identify to the Company businesses to be considered for acquisition by the Company that are related or complementary to the Company's current lines of businesses. In that connection, each of LIH Holdings and LIH Holdings II also may propose, propose to arrange, or identify to the Company sources of equity or debt financings.

         Other than as set forth in the Statement as amended by this Second Amendment, in the Amended and Restated Governance Agreement and in the Investment Agreement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  Item 5 as set forth in the Original Statement is amended and restated in its entirety to read as follows:

                  (a) In the aggregate, the Reporting Persons beneficially own 2,561,293 shares of Common Stock, representing approximately 48.6% of the issued and outstanding shares of Common Stock. LIH Holdings directly beneficially owns 1,686,893 shares of Common Stock, representing approximately 32.0% of the issued and outstanding shares of Common Stock. LIH Holdings II directly beneficially owns 874,400 shares of Common Stock, representing approximately 16.6% of the issued and outstanding shares of Common Stock. The percentage ownership of LIH Holdings and LIH Holdings II in the Company's Common Stock is based on 5,268,370 issued and outstanding shares of Common Stock as represented by the Company to LIH Holdings II in the Investment Agreement. As disclosed on the respective Statements of Beneficial Ownership of Securities on Form 3 filed with the Commission on September 18, 1997, each of Harvey J. Wertheim and Ira D. Kleinman, directors of the Company, have been granted options to purchase 2,000 shares of Common Stock (which are not included in the beneficial ownership reported by the Reporting Persons).

         As described in Item 2, LIH Investors, LIH Management and LIH, Inc. may each be deemed to control, directly or indirectly, LIH Holdings. Therefore, each of LIH Investors, LIH Management and LIH, Inc. may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the shares of Common Stock held by LIH Holdings.

         As described in Item 2, the German Fund and HP III together own a majority interest in LIH Holdings II, and Harvest Associates III is the General Partner of HP III and the Administrative Partner of the German Fund. Additionally, pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis-- that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Therefore, each of the German Fund, HP III and Harvest Associates III may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings II, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the 1934 Act, to beneficially own the shares of Common Stock held by LIH Holdings II.

         As disclosed on Schedule A, certain of the principals of LIH, Inc. and Harvest III are the same individuals. The officers and directors of LIH, Inc. (Messrs. Mallement, Wertheim, Kane and Kleinman) constitute four of the five principals of Harvest Associates III. Therefore, the Reporting Persons could be deemed to be under common control. In addition, it is anticipated that LIH Holdings and LIH Holdings II will exercise their voting rights with respect to the Company in a consistent manner and that any disposition of Common Stock held by either of them will be made by both of them on a pro rata basis. Therefore, each of the Reporting Persons may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by each of LIH Holdings and LIH Holdings II, and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 of the 1934 Act, to beneficially own all the shares of Common Stock held by LIH Holdings and LIH Holdings II.

         (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 11 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

         (c) Except as set forth in Item 3 and pursuant to the Investment Agreement, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule A.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by LIH Holdings or LIH Holdings II other than LIH Holdings or LIH Holdings II, respectively (and control persons thereof, as described herein).

         (e) Not applicable.

         Except as described in this Item 5, none of the persons listed on Schedule A beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 as set forth in the Statement is amended by inserting the following language at the end thereof:

         Except as otherwise disclosed in the Statement as amended by this Second Amendment, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

         Other than the Stock Purchase Agreement, the Investment Agreement, the Amended and Restated Governance Agreement and the Services Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                    Materials to Be Filed as Exhibits

         The following materials are filed as Exhibits to this Statement.

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B.       Information with respect to Partners of LIH Investors, L.P.*+

C.       Information with respect to Partners of LIH Management, L.P.*+

D.       Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.*

G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

H. Amended and Restated Governance Agreement dated November 25, 1997 among LIH Holdings, LLC, LIH Holdings II, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.*

I. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.

J.       Series A Preferred Stock Certificate of Designation.

K.       Class B-1 Common Stock Certificate of Designation.




----------------

         * Previously filed

         + Superseded by Schedule A

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Second Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Second Amendment may be filed jointly.

Dated: January 7, 1998

                              LIH Holdings, LLC


                              By: /s/ Harvey J. Wertheim
                                  ---------------------------------------
                                  Name: Harvey J. Wertheim
                                  Title: Manager


                              LIH Investors, L.P.

                              By:  LIH Management, L.P.,
                                   its General Partner

                              By:  LIH, Inc.,
                                   its General Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: President


                              LIH Management, L.P.

                              By:  LIH, Inc.,
                                   its General Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: President


                              LIH, Inc., L.P.


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: President



                              LIH Holdings II, LLC


                              By: /s/ Ira D. Kleinman
                                  ---------------------------------------
                                  Name: Ira D. Kleinman
                                  Title: Authorized Person


                              LIH Investors II, L.P.

                              By:  LIH Management II, L.P.,
                                   its General Partner

                              By:  LIH, Inc.,
                                   its General Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: President



                              LIH Management II, L.P.

                              By:  LIH, Inc.,
                                   its General Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: President



                              Harvest Partners III, L.P.

                              By:  Harvest Associates III, LLC,
                                   its General Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: Manager


                              Harvest Partners III Beteiligungsgesellschaft
                                burgerlichen Rechts (mit Haftungsbeschrankung)

                              By:  Harvest Associates III, LLC,
                                   its Administrative Partner


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: Manager


                              Harvest Associates III, LLC


                              By: /s/ Harvey P. Mallement
                                  ---------------------------------------
                                  Name: Harvey P. Mallement
                                  Title: Manager

                                                                      SCHEDULE A


                                LIH HOLDINGS, LLC

Name                   Position                  Principal Occupation
----                   --------                  --------------------
Harvey J. Wertheim     Manager and President     Managing General Partner of
                                                 Harvest Partners, Inc., a private
                                                 equity investment firm ("Harvest")

Ira D. Kleinman        Manager and Secretary     General Partner of Harvest

William J. Kane        Manager and Treasurer     General Partner of Harvest



                               LIH INVESTORS, L.P.

The General Partner of LIH Investors, L.P. is LIH Management, L.P., a Delaware limited partnership.


                              LIH MANAGEMENT, L.P.

The General Partner of LIH Management, L.P. is LIH, Inc., a Delaware corporation.


                                    LIH, INC.

Name                   Position                    Principal Occupation
----                   --------                    --------------------
Harvey P. Mallement    Director and President      Managing General Partner of
                                                   Harvest

Harvey J. Wertheim     Director, Chairman and      Managing General
                       Chief Executive Officer     Partner of Harvest

Ira D. Kleinman        Treasurer and Assistant     General Partner of Harvest
                       Secretary

William J. Kane        Secretary and Assistant     General Partner of Harvest
                       Treasurer

                             LIH HOLDINGS II, LLC


The Manager of LIH Holding II, LLC is Harvest Partners III, L.P., a Delaware limited partnership.

                             LIH INVESTORS II, L.P.

The General Partner of LIH Investors II, L.P. is LIH Management II, L.P., a Delaware limited partnership.


                             LIH MANAGEMENT II, L.P.

The General Partner of LIH Management II, L.P. is LIH, Inc., a Delaware corporation.

                           HARVEST PARTNERS III, L.P.


The General Partner of Harvest Partners III, L.P. is Harvest Associates III, LLC, a Delaware limited liability company.


        HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS
                           (MIT HAFTUNGSBESCHRANKUNG)


The Administrative Partner of Harvest Partners III Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung) is Harvest Associates III, LLC, a Delaware limited liability company.


                           HARVEST ASSOCIATES III, LLC


Name(1)                       Position                 Principal Occupation
----                          --------                 --------------------
Harvey J. Wertheim            Manager              Managing General Partner of
                                                   Harvest

Harvey P. Mallement           Manager              Managing General Partner of
                                                   Harvest

                                EXHIBIT INDEX

         The following materials are filed as Exhibits to this Statement.

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B.       Information with respect to Partners of LIH Investors, L.P.*+

C.       Information with respect to Partners of LIH Management, L.P.*+

D.       Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.*

G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International holdings, Inc.*

H. Amended and Restated Governance Agreement dated November 25, 1997 among LIH Holdings, LLC, LIH Holdings II, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.*

I. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.

J.       Series A Preferred Stock Certificate of Designation.

K.       Class B-1 Common Stock Certificate of Designation.




----------------

         * Previously filed

         + Superseded by Schedule A